14 January 2003

03 JAN 28 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03003390

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiary in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dw 1/30

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 38 OF 13.01.2003
Announcement No. 38

WANT WANT HOLDINGS LTD

JOINT VENTURE AGREEMENT WITH BEIJING HUACHEN FOOD CO., LTD

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has entered into a joint venture agreement (the "JV Agreement") with Beijing Huachen Food Co., Ltd (" BHFCL"), to set up a joint venture company in Beijing, People's Republic of China, known as " Beijing Mingwant Foods Ltd" (the "Joint Venture Company"). The principal activities of the Joint Venture Company include the production and sale of yogurt products, milk, soya milk, instant porridge, tea beverages and other snack foods.

The Joint Venture Company has a registered capital of RMB 40 million. BHFCL shall contribute assets worth approximately RMB 10 million for its 24.4% shareholding and the Company shall contribute approximately RMB 30 million in cash for its 75.6% shareholding in the Joint Venture Company.

Under the JV Agreement, the Joint Venture Company shall acquire assets and other intangibles from BHFCL for a consideration of approximately RMB 14 million (the "Consideration"). The Consideration includes the purchase of fixed assets worth approximately RMB 8 million, and the transfer of intangible assets such as trademarks, brand names, distribution network and key management team from BHFCL to the Joint Venture Company. In addition, the Consideration is also tied to the achievement of certain profit target by BHFCL for its financial year ended 31 December 2002. In the event that the profit target is not achieved, the Consideration will be adjusted downwards by the amount equivalent to the proportion of the shortfall to the profit target. Fifty percent of the Consideration will be paid upon signing of all agreements relating to the acquisition and the balance will be paid upon the completion of the audit of BHFCL's account for the financial year ended 31 December 2002.

BHFCL is principally engaged in the production and distribution of yogurt drinks, yogurt fruit drinks, tetra-pak milk and soya milk. Its brand name "Xin Nan Yang" for premium liquid dairy products sold to institutional and food service channels in all major cities in China is one of the leading brands in the premium market segment it operates.

The Group considers the joint venture to complement its existing operations. The transfer of BHFCL's management expertise and distribution network will also help to strengthen the Group's business and expand its PRC market.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng !, Group Vice President and Director on 13/01/2003 to the SGX